Abitibi-Consolidated Inc.
Management’s Discussion and Analysis (MD&A)
First Quarter of 2008 Report to Shareholders
May 15, 2008
This Management’s Discussion and Analysis (“MD&A”) for Abitibi-Consolidated Inc. (“Abitibi” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2008, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document. The Interim Consolidated Financial Statements and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This document is dated May 15, 2008.
KEY EVENTS
Mill closures
In the first quarter of 2008, Abitibi-Consolidated permanently closed its Belgo, Québec mill, and indefinitely idled its Mackenzie, British Columbia facilities. These closures resulted in the permanent removal of capacity of 115,000 tonnes of newsprint and 260,000 tonnes of specialty papers, as well as in the idling of 195,000 tonnes of newsprint and 500 million board feet of lumber. In the fourth quarter, the Company also announced the permanent closure of its previously idled Fort William, Ontario and Lufkin, Texas paper mills. These decisions resulted from the initial phase of a comprehensive strategic review completed by AbitibiBowater Inc. (“AbitibiBowater”), Abitibi-Consolidated’s parent company.
Successful completion of refinancing transactions by Abitibi-Consolidated Inc.
On April 1, 2008, Abitibi successfully completed a series of financing transactions designed to address near-term debt maturities and general liquidity needs. The transactions include:
•	The private placement of US$413 million 13.75% senior secured notes.

•	US$400 million cash proceeds raised from a 364-day senior secured term loan. On April 15, 2008, the Company repaid US$50 million of the term loan with some of the proceeds from the sale of its Snowflake, Arizona newsprint mill (discussed below), as required by the debt indenture.

•	Exchange of US$455 million of unsecured notes retired in exchange for US$293 million of new unsecured notes and US$218 million of cash.

•	US$350 million cash raised from AbitibiBowater following their successful private placement of convertible notes.

•	US$692 million bank credit facilities retired.
Additional information concerning these financing transactions is presented in the “Liquidity and Capital Resources” section of this MD&A.
Abitibi’s credit facilities were paid and terminated in connection with the April 1, 2008 refinancing transactions. Abitibi received net proceeds of $222 million (US$217 million) from the refinancing transactions excluding net proceeds from the sale of the Snowflake, Arizona mill and from cash held as collateral for late tenders. Approximately $76 million of this cash is restricted as collateralization of various letters of credit issued by financial institutions. As a result of the refinancing transactions and the repayment and cancellation of the Abitibi credit facilities, Abitibi is no longer subject to financial covenants on its recourse debt. Abitibi’s next significant maturity of debt is its US$350 million, 364-day senior secured term loan due March 30, 2009.
Sale of the Snowflake newsprint mill
On April 10, 2008, the Company announced that it had completed the sale of its Snowflake assets for a purchase price of US$161 million to a subsidiary of Catalyst Paper Corporation. The facility has an annual production capacity of approximately 375,000 tonnes of newsprint. This sale was approved by the U.S. Department of Justice in order to comply with the requirements set for approval of the combination of the Company and Bowater Incorporated (“Bowater”) (the “Combination”). The Company used the proceeds from this sale to repay debt, including the $50 million of the term loan discussed above, and for general corporate purposes.
Sale of Donohue Corp (“D-Corp”)
D-Corp, a wholly-owned subsidiary of Abitibi-Consolidated Company of Canada (“ACCC”) until its sale to a subsidiary of AbitibiBowater on April 1, 2008, indirectly owns the investment in Augusta Newsprint Company and operates the Alabama River and Snowflake newsprint mills, as well as the U.S. Recycling Operations. On April 1, 2008, D-Corp became a direct subsidiary of AbitibiBowater when all of its outstanding common shares and preferred shares were transferred to AbitibiBowater for a combination of cash and notes receivable. Of the consolidated total of Abitibi, D-Corp represented sales of $132 million for the three months ended March 31, 2008 and assets of $1,032 million as of March 31, 2008. The transaction will be recorded in the second quarter of 2008.

HIGHLIGHTS AND OVERVIEW OF FINANCIAL PERFORMANCE
Abitibi reported a net loss of $238 million for the first quarter ended March 31, 2008, compared to a net loss of $70 million for the first quarter of 2007.
Consolidated results (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$936	($6)	($107)	($19)	$—	$1,068
Cost of sales, excluding amortization	801	14	8	—	20	843
Distribution costs	117	—	16	—	(17)	116
Selling, general and administrative expenses	50	—	—	—	(3)	47
Closure costs and other related charges	3	—	—	—	6	9
Amortization	88	—	1		20	109

Operating loss	(123)	$8	($82)	($19)	$26	(56)
Interest expense	78					86
Loss (gain) on translation of foreign currencies	82					(33)
Other expenses (income), net	28					(4)
Income tax recovery	(76)					(49)
Share of earnings from investments subject to significant influence	—					1
Non-controlling interests	(3)					(15)

Net loss	($238)					($70)

The $67 million reduction in operating results is mainly due to the impact of the stronger Canadian dollar, compared to the U.S. dollar, partly offset by lower amortization.
When comparing the average exchange rate in the first quarter of 2008 to the same period in 2007, the Canadian dollar was 14% stronger compared to the U.S. dollar. The Company estimates that this had an unfavorable impact of approximately $82 million on its operating results, compared to the same period last year.
Operating loss for the three months ended March 31, 2008 includes specific elements as follows: a $3 million expense related to an early retirement program, $3 million of mill closure costs and a $15 million gain from foreign exchange contracts hedging revenue transactions.
Net loss for the three months ended March 31, 2008 also includes the following specific elements: a $2 million after-tax unrealized loss on Euro to U.S dollar forward contracts and a $71 million after-tax loss on translation of foreign currencies, mainly from the stronger Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of the Company’s long-term debt is denominated.
Operating loss for the first quarter of 2007 includes a $2 million credit that was recorded in the Company’s selling, general and administrative (SG&A) expenses, due to a prior-year capital tax adjustment, $11 million of expenses related to the merger with Bowater, as well as $1 million related to an early retirement program. Abitibi also recorded $9 million of closure costs, mainly related to the idling of the Fort William, Ontario paper mill.

Net loss for the first quarter of 2007 also includes the following specific elements: an after-tax gain on translation of foreign currencies of $29 million, mainly from the weaker Canadian currency at the end of the quarter, compared to the U.S. dollar, in which most of the Company’s long-term debt is denominated, and a favourable income tax adjustment of $8 million, mainly due to the revision of prior-period tax provisions. Additionally, the Company recorded $9 million, in the non-controlling interest line item, to offset, on a consolidated basis, the gain relating to the transfer of 55,000 acres of timberlands recorded in Other expenses (income).
Newsprint
Sales for the first quarter of 2008 amounted to $508 million, a decrease of $69 million compared to the first quarter of 2007. Sales were lower as a result of unfavorable currency exchange due to the continued strength of the Canadian dollar, which also negatively impacted transaction prices as our sales are primarily listed in U.S. dollars.
Segment operating loss for the first quarter of 2008 was $48 million, as compared to an operating profit of $21 million in the first quarter of 2007. The decrease in operating profit is primarily a result of lower prices and a stronger Canadian dollar compared to the U.S. dollar, partially offset by lower amortization and higher sales volume.
Newsprint operating results (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$508	$23	($70)	($22)	—	$577
Amortization	46	—	1	—	10	57
Operating (loss) profit	(48)	4	(51)	(22)	—	21
The Company’s shipments for the first quarter of 2008 were 809,000 tonnes, compared to 779,000 tonnes in the first quarter of 2007. The increase in shipments is mainly attributable to higher sales in Latin America. The Company continues to take advantage of the stronger global markets by shipping more newsprint out of North America and into areas where market conditions are stronger.
At the end of the first quarter of 2008, the Company’s newsprint inventories remained flat compared to the end of March 2007 and the end of December 2007.
Although the first quarter average transaction price was slightly lower than the comparable period in the prior year, the Company’s North American monthly newsprint price has increased significantly from December 2007 to March 2008. Abitibi has successfully implemented each of the announced newsprint price increases including the $25 per tonne increase in November 2007 and the $60 per tonne increase implemented in January through March 2008 and April of this year and is currently implementing the North American price increase of $60 per tonne over three equal monthly installments, beginning April 2008.
On a per tonne basis, cost of products sold for newsprint in the first quarter of 2008 was $15 lower than in the same period of 2007. The decrease in cost was mainly due to spreading fixed costs over a higher volume, stronger Canadian dollar, decreasing production costs in Canadian dollars of the Company’s U.S. mills and lower employee future benefit expense, partly offset by higher fiber and energy costs.
Newsprint Third Party Data: In the three months ended March 31, 2008, total North American newsprint demand declined 5.7%, compared to the same period last year. North American net exports of newsprint were 2.1% higher than 2007 levels. Total inventories (North American mills and U.S. users) at March 31, 2008 were 1,149 million metric tons, 14.1% lower than March, 31 2007. The days of supply at the U.S. daily newspapers was 38 days at March 31, 2008, flat compared to March 31, 2007. The North American operating rate was 91.4% for the three months ended March 31, 2008.

Specialty Papers
Segment operating loss was $20 million in the first quarter of 2008 as compared to the $1 million operating profit in the first quarter of 2007, primarily due to the stronger Canadian dollar, compared to the U.S. dollar, partially offset by lower depreciation.
Specialty operating results (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$323	$8	($50)	$12	$—	$353
Amortization	29	—	—	—	9	38
Operating loss	(20)	—	(45)	12	12	1
The Company’s shipments of specialty papers totalled 411,000 tonnes in the first quarter of 2008, compared to 401,000 tonnes in the first quarter of 2007. Total demand for uncoated mechanical increased 4.7% through March.
During the first quarter of 2008, the average price for specialty papers in the U.S. was 4.5% higher, compared to the previous quarter. Compared to the first quarter of 2007, the average price in the U.S. was 3.1% higher. Price increases of US$60 per short ton were announced during the fourth quarter of 2007 for most of the Company’s uncoated mechanical grades.
On a per tonne basis, cost of goods sold for specialty papers in the first quarter of 2008 were $19 lower than in the same period of 2007. The decrease in costs was mainly due to better productivity, lower employee future benefits expense, lower maintenance costs, partly offset by higher energy costs.
Specialty Papers Third Party Data (source: Pulp and Paper Products Council): North American demand for super calendared high gloss papers was up 5.3%, for lightweight or directory grades down 8.0%, and for standard uncoated mechanical papers up 9.8% in the first quarter of 2008 compared to the same period of 2007. The industry operating rate was 91% in the first quarter of 2008 compared to 87% for the same period of 2007. North American uncoated mechanical mill inventories were at 17 days supply at March 31, 2008 compared to 19 days supply at March 31, 2007.
Wood Products
Segment operating loss decreased $2 million in the first quarter of 2008, from $28 million in the same period of 2007. The decrease was due to lower cost and distribution costs, almost entirely offset by lower transaction prices, as well as a stronger Canadian dollar compared to the U.S. dollar.
Wood Products operating results (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$86	($37)	($8)	($9)	$—	$140
Amortization	10	—	—	—	1	11
Operating loss	(26)	4	(7)	(9)	14	(28)
Shipments of 294,000 mbf in the first quarter of 2008 decreased by 105,000 mbf compared to first quarter of 2007. The Company’s capacity has decreased to approximately 41% capacity in the first quarter of 2008 as a result of the idling and closure of several facilities. In the second quarter of 2008, the Company will resume operations at a few of its facilities bringing the production to a capacity ratio of approximately 45%.
The decrease in shipments and lower pricing is due primarily to lower demand from a weaker U.S. housing market. The Company is not expecting any significant improvements in the wood products market in the short term. As such, during the fist quarter of 2008, the Company announced the curtailment of annualized capacity in the province of Québec and British Columbia. Moreover, downtime experienced at its sawmills was the result of the weak lumber market. During the first quarter of 2008, the Company idled its Mackenzie sawmills for an indefinite period of time, three sawmills in Québec for the entire quarter and reduced production shifts in certain other sawmills, resulting in a total removal of 1,239 mbf of annualized production.
On a per million board feet basis, cost of goods sold for wood products decreased by $50/mbf. This was primarily due to lower cost of wood, mainly related to the idling of the higher cost sawmills, partly offset by a devaluation of finished goods inventory to realizable value for $2 million.
Wood Products Third Party Data (source: U.S. Census Bureau): U.S. housing starts decreased 30.2% to 225,000 units in the first quarter of 2008 compared to 322,000 units in the first quarter of 2007, and are at their lowest level in approximately 17 years.
Corporate and Other
The Company excludes hedging, net gain on disposition of assets, closure costs and other related charges, employee termination costs and merger-related charges from its segment results. Also excluded from segment results are corporate and other items which include general and administrative expenses. These items are analyzed separately from segment results.
Corporate & Other operating results (in millions of dollars)

	First	Fav/(unfav) variance due to				First
	Quarter		Foreign			Quarter
	2008	Volume	exchange	Prices	Costs	2007

Sales	$19	$—	$21	$—	$—	($2)
Closure costs and other related charges	3	—	—	—	6	9
Amortization	3	—	—	—	—	3
Operating loss	(29)	—	21	—	—	(50)
Corporate sales increased from $(2) million in the first quarter of 2007 to $19 million in the first quarter of 2008. The $21 million increase in sales is due to the Company’s hedging program that had favourable contributions of $19 million in the first quarter of 2008, compared to a $2 million unfavourable position in the first quarter of 2007.
Selling, general and administrative expenses increased by $4 million in the first quarter of 2008 as compared to the first quarter of 2007.
BALANCE SHEET
As at March 31, 2008, total long-term debt amounted to $3,435 million, compared to $3,343 million as at December 31, 2007.
On April 7, 2008, S&P changed its rating on the Company from B to B-. On April 4, 2008, DBRS changed its rating on the Company from BB (low) to B. On March 18, 2008, Moody’s downgraded the rating of the Company from B2 to Caa1. The outlook remains negative.
As at March 31, 2008, the outstanding aggregate balance of the Company’s securitization programs, in Canadian dollars, was $279 million, compared to $341 million as at December 31, 2007.
LIQUIDITY AND CAPITAL RESOURCES
Cash used for operations
Cash used for operating activities totaled $190 million in the first three months of 2008 compared to $170 million in the first quarter of 2007. The increase in cash used for operations was primarily related to the significant increase in net loss, partly offset by a lower investment in working capital, when compared to the three months ended March 31, 2007.
Cash provided by financing activities

Cash provided by financing activities totaled $240 million for the first three months of 2008, compared to $147 million for the same period of 2007. The significant increase in the first three months of 2008 is due to increased borrowings to help pay for operating activities that used $190 million in cash during the first quarter of 2008, including a reduction of $62 million of the use of the securitization program..
Cash used for investing activities
Cash used in investing activities totaled $17 million for the first quarter of 2008 compared to $25 million for the first three months of 2007. The decrease in cash used in investing activities is due primarily to a reduction of $5 million in capital expenditures.
The Company intends to limit its capital expenditure program in 2008 to approximately $100 million, of which approximately $55 million is estimated to be for the biomass energy generator at Fort Frances.
Liquidity and Debt
As described in our Annual Report on Form 20-F for the year ended December 31, 2007, Abitibi experienced a liquidity shortfall and faced significant near-term liquidity challenges. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, substantial doubt as to the appropriateness of the use of accounting principles applicable to a going concern. For the three months ended March 31, 2008, the Company reported a loss of $226 million and an accumulated deficit of $1,817 million at that date. Also as of March 31, 2008, the Company had a total of $355 million (US$346 million) of long-term debt maturing in 2008: $201 million (US$196 million) principal amount of its 6.95% Notes due April 1, 2008 and $154 million (US$150 million) principal amount of 5.25% Notes due June 20, 2008 issued by ACCC, a wholly-owned subsidiary of Abitibi. The Company also had revolving credit facilities with commitments totaling $710 million maturing in the fourth quarter of 2008. These amounts were successfully refinanced on April 1, 2008. The financing transactions that were completed are discussed below. While the April 1, 2008 refinancing has alleviated the substantial doubt about Abitibi’s ability to continue as a going concern, significant financial uncertainties remain for the Company to overcome including, but not limited to, its ability to repay or refinance the $350 million 364-day term facility due on March 30, 2009, to service its debt, including the considerable debt resulting from the April 1 refinancings and to overcome its expected ongoing net losses and negative cash flows.
As of April 1, 2008, upon completion of the refinancing, Abitibi had liquidity of $189 million, represented by cash on hand, excluding cash in the banking network. As of April 15, 2008, after the sale of the Snowflake newsprint facility and the repayment of certain debt, Abitibi had cash on hand of $283 million. The Company is forecasting improving quarterly operating results, but still expects a net use of cash for the balance of the year for operations and debt service. Although the refinancing has improved Abitibi’s liquidity situation, the US$350 million 364-day senior secured term loan to ACCC is maturing on March 30, 2009. This senior secured term loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the assets of D-Corp., a wholly-owned subsidiary of ACCC until its sale to a subsidiary of AbitibiBowater, on April 1, 2008, (see note 11, “Subsequent events”) and D-Corp’s subsidiaries, including fixed assets and certain other assets. In order to address the upcoming March 30, 2009 maturity, Abitibi and AbitibiBowater will be pursuing refinancing alternatives to renew or replace the existing 364-day senior secured term loan or entering into a new bank credit agreement. AbitibiBowater has also announced an asset sales program of approximately US$750 million, and any sales of Abitibi’s assets would be expected to be used for debt reduction.
Refinancing
On April 1, 2008, the Company successfully completed the following series of financing transactions, which were designed to address its upcoming debt maturities and general liquidity needs.
•	A private placement by ACCC of $422 million (US$413 million) of 13.75% senior secured notes due 2011 (the “2011 Notes”). The senior secured notes are guaranteed by Abitibi and certain of its subsidiaries, and are secured by mortgages on certain pulp and paper mills owned by, and security interests in and pledges of certain other assets of ACCC and the guarantors.

•	A $409 million (US$400 million) 364-day senior secured term loan (“Term Loan”) to ACCC, with interest at LIBOR + 800 basis points, with a 3.5% LIBOR floor. On April 15, 2008, ACCC repaid US$50 million of the Term

Loan with some of the proceeds from the sale of its Snowflake, Arizona newsprint mill (see note 8 “Assets held for sale and liabilities associated with assets held for sale”). Accordingly, there is US$350 million outstanding under this term loan. The Term Loan is secured primarily by the personal property (including accounts receivable and inventory, but excluding equipment, intellectual property and capital stock of subsidiaries) of ACCC, Abitibi and other guarantors, and by a first lien on substantially all of the assets of Donohue Corp., a wholly-owned subsidiary of ACCC until April 1, 2008 and D Corp’s subsidiaries, including fixed assets and certain other assets. The Term Loan ranks effectively senior to the 2011 Notes to the extent of the collateral securing the Term Loan.
•	A private exchange offer whereby ACCC exchanged a combination of new senior unsecured notes and cash for an aggregate of a $465 million (US$455 million) of outstanding notes issued by Abitibi, ACCC and Abitibi-Consolidated Finance L.P. (“ACF”), a wholly-owned subsidiary of Abitibi. The exchange included a combination of US$218 million cash and US$293 million new 15.5% unsecured notes, due 2010, issued by ACCC for 89.4%, 92.1% and 94.8%, respectively, of three series of outstanding notes: (i) US$175 million principal amount of 6.95% senior notes due April 1, 2008, issued by Abitibi, (ii) US$138 million principal amount of 5.25% senior notes due June 20, 2008, issued by ACCC, and (iii) US$142 million principal amount of 7.875% senior notes due August 1, 2009, issued by ACF.

•	US$350 million cash received from AbitibiBowater, together with notes receivable, in exchange for the sale of D-Corp. AbitibiBowater financed this acquisition from the sale of a private placement of US$350 million convertible notes.
As a result of the refinancing, the Company expects to record, in the second quarter of 2008, additional refinancing transaction costs of approximately $65 million.
As a result of the refinancings and the repayment and cancellation of the Abitibi credit facilities, Abitibi is no longer subject to restrictive financial covenants on its recourse debt.
At the end of March 2008, the Company had drawn $630 million on the $710 million credit facilities which, as stated above, were repaid and cancelled on April 1, 2008. As at March 31, 2008, cash and cash equivalents amounted to $166 million, an increase of $34 million compared to December 31, 2007
ADOPTION OF NEW ACCOUNTING STANDARDS
General Standards of Financial Presentation
In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board (“AcSB”) issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. We adopted this amended standard to our interim consolidated financial statements when it came into effect on January 1, 2008, and it did not impact the presentation of our financial statements.
Capital Disclosures
On January 1, 2008, the Company adopted section 1535 of the Handbook, Capital disclosures. The capital disclosures standards establish required disclosure of information about an entity’s capital and how it is managed, including an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.
Inventories
On January 1, 2008, the Company adopted section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.
The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include; the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.
Entities can choose to apply the standard either to opening inventory for the period, adjusting opening retained earnings by the difference in the measurement of opening inventory, or retrospectively, by restating prior periods. The adoption of this standard had no significant impact on the Company’s consolidated financial statements as the Company was already following most of the newly required practices.

Financial instruments — disclosure and presentation
In December 2006, the AcSB published the following two sections of the CICA Handbook: Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments — Disclosures and Presentation. These changes are disclosed in Note 10 “Financial Instruments and Capital Management.” The new standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. The existing requirements on presentation of financial instruments have been carried forward unchanged.
In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, currency risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.
Accounting principles issued but not yet implemented
Goodwill and Intangible Assets
In February 2008, the AcSB issued section 3064 of the Handbook, Goodwill and Intangible Assets, replacing section 3062, Goodwill and Other Intangible Assets, and section 3450, Research and Development Costs. The objectives of the new standard are to reinforce the principle-based approach to the recognition of costs as an asset under the current definition of assets and the recognition principles in the conceptual framework, and to clarify the application of the concept of matching of revenues and expenses.
The changes will be effective for fiscal years beginning on or after October 1, 2008. Earlier adoption is permitted. The Company is currently assessing the impact that this accounting pronouncement will have on its consolidated financial statements.
Adoption of International Financial Reporting Standards
The Company has not begun to work on a plan towards the implementation of International Financial Reporting Standards.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “estimate”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “forecast”, “target”, “project”, or similar words suggesting future outcomes or statements regarding an outlook. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements may include, but are not limited to, current expectations and estimates about the markets in which Abitibi-Consolidated operates and management’s beliefs and assumptions regarding these markets, expected operating results, future production levels, future demand for wood products, future capital expenditures, future debt levels or future asset dispositions. These statements are subject to important risks and uncertainties, which are difficult to predict and assumptions, which may prove to be inaccurate. These risks and uncertainties include, but are not limited to, Abitibi-Consolidated’s ability to obtain financing or otherwise derive additional liquidity when needed in a timely fashion and on terms acceptable to the Company, if at all, the Company’s ability to reduce newsprint and specialty papers capacity as quickly as anticipated, the Company’s ability to obtain timely contributions to its cost reduction initiatives from the Company’s unionized and salaried employees, the continued strength of the Canadian dollar against the U.S. dollar, industry conditions generally and further growth in alternative media, actions of competitors, the demand for higher margin coated and uncoated mechanical paper, the Company’s ability to realize announced price increases, and the costs of raw materials such as energy, chemicals and fiber. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made. In addition, the following factors relating to the business combination of Abitibi-Consolidated and Bowater under AbitibiBowater, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s results, or those of AbitibiBowater, to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by AbitibiBowater, Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Risk Factors
The following risk factors are intended to update the risk factors set forth in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2007, filed on April 10, 2008.
In addition to the other information set forth in this report, you should carefully consider the following factors which could materially affect our business, financial condition or future results. The risks described below are not the only risks we are facing. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially affect our business, financial condition or results of operation.
We have substantial indebtedness that could adversely affect our financial health, and our efforts to reduce and restructure this indebtedness may not be successful.
Abitibi has a significant amount of indebtedness. As of March 31, 2008, the company had outstanding total debt of approximately $4,065 million, of which approximately $654 million was secured debt, and shareholders’ equity of $1,316 million. We and Bowater have outstanding long-term notes and also utilize bank credit facilities for working capital and other operating needs. Our substantial amount of debt could have important negative consequences. For example, it could:
•	limit our ability to obtain additional financing, if needed, or refinancing, when needed, for debt service requirements, working capital, capital expenditures, acquisitions, or other purposes;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt;

•	cause us to monetize assets such as timberland or production facilities on terms that may be unfavorable to us;

•	cause us to offer debt or equity securities on terms that may not be favorable to the Company or its shareholders;

•	reduce funds available for operations, future business opportunities or other purposes;

•	limit our flexibility in planning for, or reacting to, changes and opportunities in our business and our industry;

•	increase employee turnover and uncertainty, divert management’s attention from routine business, and hinder our ability to recruit qualified employees; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.
On April 1, 2008, the maturity, cost and security structure of our debt was significantly altered through the refinancing referred to earlier in this MD&A.
On April 10, 2008, we sold our Snowflake, Arizona mill and related assets to Catalyst Paper Corporation for approximately $164 million (US $161 million). This sale was required to comply with the requirements set forth by the U.S. Department of Justice (“DOJ”) in October 2007 for approval of our combination with Bowater. We continue to explore opportunities for the sale of other assets such as timberland or production facilities, but can make no assurances that we will be able to complete any such sales or that the terms of any such sales would be favorable to us.
Our bank credit facilities, the indentures governing our various notes, debentures and other debt securities and the terms and conditions of our other indebtedness may permit us or our subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. The terms of this indebtedness also restrict our ability to sell assets, apply the proceeds of such sales, and reinvest in our business. To the extent we incur additional or replacement indebtedness, some or all of the risks discussed above may increase.
Although management believes that we will be able to comply with the terms of our debt agreements, there can be no assurance that we will not be required to refinance all or a portion of our debt or to obtain additional financing. We may be unable to refinance or obtain additional financing because of our high levels of debt and the debt incurrence restrictions under our debt agreements. We may be forced to default on our debt obligations if cash flow is insufficient and refinancing or additional financing is unavailable. If we default under the terms of some of our indebtedness, the relevant debt holders may accelerate the maturity of its obligations, which could cause cross-defaults or cross-acceleration under our other obligations.
There can be no assurance that we will be able to generate sufficient cash flows to repay our outstanding indebtedness when it matures, in light of (1) the significant decreases in North American demand for newsprint, which is our principal product, (2) the current weakness in the housing and lumber markets, and (3) the strength of other currencies, particularly the Canadian dollar, against the U.S. dollar.
We may experience difficulties in integrating the businesses with those of Bowater and may not realize the anticipated synergies, efficiencies and cost savings from the Combination with Bowater.
The success of the combination with Bowater will depend, in significant part, on our ability to realize the anticipated synergies, efficiencies and cost savings from integrating the businesses with those of Bowater. At the end of the first quarter 2008, AbitibiBowater announced that they had achieved an annual run rate of approximately US$180 million in captured synergies. Our success in continuing to realize these synergies, efficiencies and cost savings, and the timing of this realization, depend on the successful integration of such businesses and operations. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically disparate organizations and addressing possible differences in corporate and regional cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the combination with Bowater will take time and will require the dedication of significant management resources, which may temporarily divert management’s attention from the routine business of Abitibi. Employee uncertainty and lack of focus during the integration process may also disrupt the business of Abitibi.
Even if we are able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, efficiencies and cost savings that we currently expect from this integration or that these benefits will be achieved within the time frame or in the manner anticipated. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the combination with Bowater may be offset by the costs incurred in integrating the businesses and operations or adverse conditions imposed by regulatory authorities on the combined business in connection with granting approval for the Combination. If we do not realize our anticipated synergies and efficiencies, in the amounts or in the time frame expected, or if our management cannot integrate successfully the operations of the two companies, our business and results of operations may be adversely affected.
Developments in alternative media could continue to adversely affect the demand for our products, especially in North America, and our responses to these developments may not be successful.
Trends in advertising, electronic data transmission and storage and the Internet could have further adverse effects on traditional print media, including our products and those of our customers, but neither the timing nor the extent of those trends can be predicted with certainty. Our newspaper, magazine and catalog publishing customers may increasingly use, and compete with businesses that use, other forms of media and advertising and electronic data transmission and storage, including television and the Internet, instead of newsprint, coated paper, uncoated specialty papers or other products made by us. The demand for certain of our products weakened significantly over the last several years. For example, industry statistics indicate that North American newsprint consumption has been in decline for several years and has experienced annual declines of 5.1% in 2005, 6% in 2006 and 9.8% in 2007. We believe, and certain third party forecasters indicate, that these declines in newsprint demand could continue in 2008 and beyond due to conservation measures taken by publishers, reduced North American newspaper circulation, less space devoted to advertising and substitution to other uncoated mechanical grades.

Between November 29, 2007 and February 29, 2008, Abitibi reduced its newsprint and specialty papers production capacity by almost 600,000 metric tons per year, as stated in the Key Events of this MD&A. As a result of our continuing review of our business to reduce cost, improve our manufacturing platform, and better position ourselves in the global marketplace, it may be necessary to curtail even more production or permanently shut down even more machines or facilities. Such curtailments and shut downs would become increasingly likely as North American newsprint demand continues to decline or if market conditions otherwise worsen. Curtailments or shutdowns could result in goodwill or asset write-downs at the affected facilities and could negatively impact our cash flows and materially affect our results of operations and financial condition.
Currency fluctuations may adversely affect our results of operations and financial condition, and changes in foreign currency exchange rates can affect our competitive position, selling prices and manufacturing costs.
We compete with North American, European and Asian producers in most of our product lines. Our products are sold and denominated in U.S. dollars, Canadian dollars and selected foreign currencies. A substantial portion of our manufacturing costs are denominated in Canadian dollars. In addition to the impact of product supply and demand, changes in the relative strength or weakness of the U.S. dollar may also affect international trade flows of these products. A stronger U.S. dollar may attract imports into North America from foreign producers, increase supply and have a downward effect on prices, while a weaker U.S. dollar may encourage U.S. exports and increase manufacturing costs that are in Canadian dollars or other foreign currencies. Variations in the exchange rates between the U.S. dollar and other currencies, particularly the Euro and the currencies of Canada, United Kingdom, Sweden and certain Asian countries, will significantly affect our competitive position compared to many of our competitors.
We are particularly sensitive to changes in the value of the Canadian dollar versus the U.S. dollar. The impact of these changes depends primarily on our production and sales volume, the proportion of our production and sales that occur in Canada, the proportion of our financial assets and liabilities denominated in Canadian dollars, our hedging levels and the magnitude, and direction and duration of changes in the exchange rate. We expect exchange rate fluctuations to continue to impact costs and revenues; however, we cannot predict the magnitude or direction of this effect for any quarter, and there can be no assurance of any future effects. During the first quarter of 2008, the relative value of the Canadian dollar, based on the end of day rate based on New York City composite as reported by Bloomberg, ranged from a low of US$0.9753 on February 28, 2008 to a high of US$1.0349 on January 21, 2008. Based on exchange rates and hedging levels during the three months ended March 31, 2008, a one cent increase in the Canadian dollar exchange rate would have reduced our operating income by approximately $8 million. If the Canadian dollar remains strong for an extended period of time, it could influence the foreign exchange rate assumptions that are used in our evaluation of goodwill and long-lived assets for impairment and, consequently, result in additional goodwill or asset impairment charges.
We may not be successful in our strategy of increasing our share of coated and specialty papers and competing in growth markets with higher returns.
One of the components of our long-term strategy is to improve our portfolio of businesses by focusing on coated and specialty papers and competing more aggressively in growth markets with higher returns. There are risks associated with the implementation of this strategy, which is complicated and which involves a substantial number of mills, machines and personnel. Full implementation of this strategy may also require significant capital investment. To the extent we are unsuccessful in achieving this strategy, our results of operations may be adversely affected.
We face intense competition in the forest products industry and the failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.
We compete with numerous forest products companies, some of which have greater financial resources than we do. There has been a continued trend toward consolidation in the forest products industry, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing and financial resources for marketing, investment and expansion than we do. The markets for our products are all highly competitive. Actions by competitors can affect our ability to sell our products and can affect the volatility of the prices at which our products are sold. While the principal basis for competition is price, we also compete on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among our customers. With fewer customers in the market for our products, our negotiation position with these customers could be weakened.
In addition, our industry is capital intensive, which leads to high fixed costs. Some of our competitors may be lower-cost producers in some of the businesses in which we operate. Global newsprint capacity, particularly Chinese and European newsprint capacity, has been increasing, which is expected to result in lower prices, volumes or both for our exported products. We believe that new hardwood pulp capacity at South American pulp mills has unit costs that are significantly below those of our hardwood kraft pulp mills. Other actions by competitors, such as reducing costs or adding low-cost capacity, may adversely affect our competitive position in the products we manufacture and, consequently, our sales, operating income and cash flows. We may not be able to compete effectively and achieve adequate levels of sales and product margins. Failure to compete effectively would have a material adverse effect on our business, financial condition and results of operations.
The forest products industry is highly cyclical. Fluctuations in the prices of, and the demand for, our products could result in smaller or negative profit margins, lower sales volumes, and curtailment or closure of operations.
The forest products industry is highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for our products. Most of our paper and wood products are commodities that are widely available from other producers and even our coated and specialty paper is susceptible to these fluctuations. Because our commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand. The overall levels of demand for the products we manufacture and distribute and, consequently, our sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general economic conditions in North America and worldwide. In 2007, we experienced lower demand and decreased pricing for our wood products due to a weaker U.S. housing market. We are not expecting any significant improvements in the wood products market before 2009. As such, AbitibiBowater has recently curtailed annualized capacity of approximately 500 million board feet of lumber in the provinces of Quebec and British Columbia, as discussed in the Key Events section of this MD&A. We continue to review our wood products business with the objective of selling non-core assets, consolidating facilities, and curtailing or closing non-contributing operations. Curtailments or shutdowns could result in goodwill or asset write-downs at the affected facilities and could negatively impact our cash flows and materially affect our results of operations and financial condition. See also “Developments in alternative media could continue to adversely affect the demand for our products, especially in North America and our responses to these developments may not be successful.”
Our manufacturing businesses may have difficulty obtaining fiber at favorable prices, or at all.
Fiber is the principal raw material we use in our business. We use both virgin fiber (wood chips and logs) and recycled fiber (old newspapers and magazines) as fiber sources for our paper mills. Wood fiber is a commodity and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the United States. In addition, future domestic or foreign legislation, litigation advanced by aboriginal groups and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest biodiversity and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by factors such as fire and fire prevention, insect infestation, disease, ice storms, wind storms, drought, flooding and other natural and man-made causes, thereby reducing supply and increasing prices.
Wood fiber pricing is subject to market influences and our cost of wood fiber may increase in particular regions due to market shifts. We are not expecting any significant improvements in the wood products market before 2009. As such, AbitibiBowater recently curtailed annualized capacity of approximately 1.3 billion board feet of lumber in the provinces of Quebec and British Columbia. Other wood products producers have also announced closures or curtailments of sawmills. Continued closures and curtailments are likely to reduce the supply and increase the price of wood fiber. Pricing of recycled fiber fluctuates. For example, prices of old newspapers have fluctuated from an average of US$88 per ton in December 2006, to US$132 per ton in March 2007, to US$118 per ton in December 2007, to US$137 per ton in March 2008. We believe that price increases are related to expanding paper and packaging capacity in Asia, as well as strong North American demand, and that prices may remain at elevated levels. Any sustained increase in fiber prices would increase our operating costs and we may be unable to increase prices for our products in response.
Although we believe that the balance of fiber supply between our internal sources and the open market is adequate to support our current wood products and paper and pulp production requirements, there is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of softwood fiber and the availability of wood chips may be affected. If our cutting rights pursuant to the forest licenses or forest management agreements of are reduced or if any third-party supplier of wood fiber stops selling or is unable to sell wood fiber to us, our financial condition and operating results would suffer.
An increase in the cost of our purchased energy, chemicals and other raw materials could lead to higher manufacturing costs, thereby reducing our margins.
Our operations consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and wood waste. We buy energy and raw materials, including chemicals, wood, recovered paper and other raw materials, primarily on the open market. The prices for raw materials and energy are volatile and may change rapidly, directly affecting our results of operations. The availability of raw materials and energy may also be disrupted by many factors outside our control, adversely affecting our operations. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and prices for 2005, 2006, 2007 and the first quarter of 2008 exceeded historical averages. As a result, fluctuations in energy prices will impact our manufacturing costs and contribute to earnings volatility.
We are a major user of renewable natural resources such as water and wood. Accordingly, significant changes in climate and agricultural diseases or infestation could affect our financial condition and results of operations. The volume and value of timber that we can harvest or purchase may be limited by factors such as fire and fire prevention, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other causes. As is typical in the industry, we do not maintain insurance for any loss to our standing timber from natural disasters or other causes. Also, we can provide no assurance that we will be able to maintain our rights to utilize water or to renew them at conditions comparable to those currently in effect.
For our commodity products, the relationship between industry supply and demand for these products, rather than changes in the cost of raw materials, will determine our ability to increase prices. Consequently, we may be unable to pass along increases in our operating costs to our customers. Any sustained increase in energy, chemical or raw material prices without any corresponding increase in product pricing could reduce our operating margins and potentially require us to limit or cease operations of one or more of our machines.
We could experience disruptions in operations and/or increased labor costs due to labor disputes.
AbitibiBowater believes that its subsidiaries, including Abitibi, are collectively the largest employer in the Canadian pulp and paper sector and have the sector’s largest representation by unions. A significant number of our collective bargaining agreements with respect to our paper operations in Eastern Canada will expire on the same date in 2009. In early 2008, we initiated negotiations with the union representing the majority of our Eastern Canadian employees on the 2009 agreements. Those negotiations occurred in March 2008 and were not successful in reaching an early agreement. Furthermore, our collective agreements for our employees at our facilities in Bridgewater, U.K. will be renewed in 2008. While negotiations with the unions in the past have resulted in collective agreements being signed, as is the case with any negotiation, we may not be able to negotiate acceptable new agreements, which could result in strikes or work stoppages by affected employees. Renewal of collective bargaining agreements could also result in higher wage or benefit costs. Therefore, we could experience a disruption of our operations or higher ongoing labor costs which could have a material adverse effect on our business, financial condition or results of operations.
Our operations require substantial capital and we may not have adequate capital resources to provide for all of our capital requirements.
Our businesses are capital intensive and require that we regularly incur capital expenditures in order to maintain our equipment, increase our operating efficiency and comply with environmental laws. If our available cash resources and cash generated from operations are not sufficient to fund our operating needs and capital expenditures, we would have to obtain additional funds from borrowings or other available sources or reduce or delay our capital expenditures. We may not be able to obtain additional funds on favorable terms or at all. In addition, our debt service obligations will reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require, we may become unable to manufacture products that compete effectively in one or more of our product lines.
Changes in laws and regulations could adversely affect our results of operations.
We are subject to a variety of foreign, federal, state, provincial and local laws and regulations dealing with trade, employees, transportation, taxes, timber and water rights and the environment. Changes in these laws or regulations or their interpretations or enforcement have required in the past, and could require in the future, substantial expenditures by us and adversely affect our results of operations. For example, changes in environmental laws and regulations have in the past, and could in the future, require us to spend substantial amounts to comply with restrictions on air emissions, wastewater discharge, waste management and landfill sites, including remediation costs. Environmental laws are becoming increasingly stringent. Consequently, our compliance and remediation costs could increase materially.
Changes in the political or economic conditions in Canada, the United States or other countries in which our products are manufactured or sold could adversely affect our results of operations.
We manufacture products in Canada, the United States and the United Kingdom and sell products throughout the world. Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. The economic and political climate of each region has a significant impact on our costs and the prices of, and demand for, our products. Changes in regional economies or political instability, including acts of war or terrorist activities, can affect the cost of manufacturing and distributing our products, pricing and sales volume, directly affecting our results of operations. Such changes could also affect the availability or cost of insurance.
We may be subject to environmental liabilities.
We are subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, timber harvesting, the storage, management and disposal of hazardous substances and waste, the clean-up of contaminated sites, landfill operation and closure, forestry operations, endangered species habitat, and health and safety. As an owner and operator of real estate and manufacturing and processing facilities, we may be liable under environmental laws for cleanup and other costs and damages, including tort liability and damages to natural resources, resulting from past or present spills or releases of hazardous or toxic substances on or from our current or former properties. We may incur liability under these laws without regard to whether we knew of, were responsible for, or owned the property at the time of, any spill or release of hazardous or toxic substances on or from our property, or at properties where we arranged for the disposal of regulated materials. Claims may arise out of currently unknown environmental conditions or aggressive enforcement efforts by governmental or private parties.
We have net liabilities with respect to our pension plans and the actual cost of our pension plan obligations could exceed current provisions.
As of December 31, 2007, our defined benefit pension plans were under-funded by an aggregate of approximately $436 million on a financial accounting basis. Our future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience and any changes in government laws and regulations. Any adverse change to any of these factors may require us to increase our cash contributions to our pension plans and those additional contributions could have a material adverse effect on our cash flows and results of operations.